Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 11 DATED DECEMBER 27, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 7 dated November 16, 2006, supplement no. 8 dated November 30, 2006, supplement no. 9 dated December 11, 2006 and supplement no. 10 dated December 12, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of three bulk distribution buildings containing approximately 785,790 rentable square feet in McDonough, Georgia; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of December 20, 2006, we had accepted aggregate gross offering proceeds of approximately $104.8 million.

Acquisition and Related Financing of the Midland Industrial Portfolio

On December 22, 2006, we purchased, through an indirect wholly owned subsidiary, three bulk distribution buildings containing approximately 785,790 rentable square feet (the “Midland Industrial Portfolio”) from DP Partners, which is not affiliated with us or our advisor. The Midland Industrial Portfolio is located on three parcels of land at 90 King Mill Road (approximately 14.7 acres), 197 King Mill Road (approximately 16.4 acres) and 220 Midland Court (approximately 7.1 acres) in McDonough, Georgia.

The purchase price of the Midland Industrial Portfolio was approximately $37,100,000 plus closing costs. The acquisition was funded with proceeds from the two loans described below and proceeds from this offering.

In connection with the acquisition, we obtained a $24,050,000 fixed rate mortgage loan from a financial institution. The loan matures on January 6, 2011 and bears interest at a fixed rate of 5.755% per annum for the first two years and 5.855% thereafter. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to defease the entire loan (but not prepay) upon the later to occur of: (a) the forty-second payment date and (b) two years after the “start up day” of the REMIC trust established by the lender. This loan is secured by the Midland Industrial Portfolio.

Also in connection with the acquisition of the Midland Industrial Portfolio, we obtained a $8,700,000 mezzanine loan from a financial institution secured by a 100% equity interest in the wholly owned subsidiary that holds title to the property. This loan matures on January 6, 2008 and bears interest at a variable rate. The interest rate for the first full four months is 30-day LIBOR plus 150 basis points, then for the next four months is 30-day LIBOR plus 150 to 175 basis points depending on the outstanding balance of the debt. Thereafter the interest rate is 30-day LIBOR plus 250 to 350 basis points depending upon the outstanding balance of the debt. Monthly installments related to the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. The full, prompt and complete payment of the mezzanine loan when due is guaranteed by our Operating Partnership with respect to certain “bad boy” acts. The mezzanine loan may be prepaid in whole and in part without payment of any prepayment premium, except that interest through the next payment date must be paid.

The Midland Industrial Portfolio was completed in 2000 and is currently 100% leased by Ozburn-Hessey Logistics, LLC (“Ozburn-Hessey”) under three separate lease agreements. Ozburn-Hessey is the largest privately held third party logistics provider in the United States. It supplies its clients with complete supply chain solutions nationwide, including custom brokerage and freight forwarding, real estate, small parcel, transportation and transportation management, value-added services and warehousing.

The current aggregate annual base rent payable under the Ozburn-Hessey leases is approximately $2.7 million. As of December 2006, the current weighted-average remaining lease term for the Ozburn-Hessey leases is approximately 7.5 years. The Ozburn-Hessey lease at 90 King Mill Road expires in May 2013, and the average annual rental rate for the lease over the remaining lease term is $3.04 per square foot. The Ozburn-Hessey lease at 197 King Mill Road expires in August 2015, and the average annual rental rate for the lease over the remaining lease term is $2.88 per square foot. The Ozburn-Hessey lease at 220 Midland Court expires in March 2014, and the average annual rental rate for the lease over the remaining lease term is $3.66 per square foot.

We do not intend to make significant renovations or improvements to the Midland Industrial Portfolio. Our management believes that the Midland Industrial Portfolio is adequately insured.

Indebtedness

As of December 26, 2006, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was approximately $200 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 7 to the prospectus.

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